Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP PRESENTS ITS SECOND QUARTER RESULTS

FOR FISCAL YEAR 2026

Highlights

●	Revenues of $1,888.2 million, an increase of 4.3% compared to last year;
●	Net income of $57.1 million, an increase of 36.0% compared to last year;
●	Normalized EBITDA [1] of $213.2 million, a decrease of 9.2% compared to last year;
●	Normalized diluted earnings per share [1][2] of $0.92, a decrease of $0.10 per share, and diluted earnings per share of $0.79, an increase of $0.24 per share, compared to last year;
●	North American retail sales decreased by 11% compared to last year;
●	Issuing full year-end guidance with revenues between $8.1 and $8.3 billion, and Normalized diluted earnings per share [1][2] between $4.25 and $4.75.

Recent events – Highlights from Club BRP 2026

●

The Company sustained its momentum in driving innovation with the launch of several industry-firsts and breakthrough products, namely the new generation of the Can-Am Defender SSV, the Can-Am Outlander Electric ATV, the Can-Am Outlander MAX 6x6 – the ultimate utility ATV – as well as the highly-anticipated 300 hp Rotax engine on certain Sea-Doo Switch models.

Valcourt, Quebec, August 29, 2025 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and six-month periods ended July 31, 2025. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on SEDAR+ and EDGAR as well as in the section Quarterly Reports of BRP’s website.

“We are pleased with our second-quarter results which, in the macroeconomic context, were better than expected. We are coming off a successful dealer event, during which we unveiled a significant number of industry-leading products and witnessed a strong upswing in dealer sentiment. The timing of these new introductions could not be better given our healthier inventory levels,” said José Boisjoli, President and CEO of BRP.

“In the short term, we anticipate a solid second half of the year, as reflected in the FY26 guidance we have issued. Looking ahead, with our comprehensive product portfolio, leaner inventory position, and solid dealer network, we are the best-positioned to benefit from the industry rebound. We remain focused on building a strong future and driving long-term profitable growth for BRP and our dealers,” concluded Mr. Boisjoli.

[1] See “Non-IFRS Measures” section of this press release.

[2] Earnings per share is defined as “EPS”.

Financial Highlights [3]

	Three-month periods ended		Six-month periods ended

(in millions of Canadian dollars, except per share data and margin)	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024

Revenues	$1,888.2	$1,811.1	$3,735.1	$3,811.1

Gross Profit	397.7	399.3	792.5	921.0

Gross Profit (%)	21.1%	22.0%	21.2%	24.2%

Normalized EBITDA [1]	213.2	234.9	414.0	542.3

Net Income	57.1	42.0	218.1	84.5

Net Loss from Discontinued Operations	(33.6)	(34.8)	(44.5)	(84.7)

Normalized Net Income [1]	66.9	76.5	101.5	197.0

Diluted Earnings per Share	0.79	0.55	2.98	1.11

Diluted Normalized Earnings per Share [1] [2]	0.92	1.02	1.39	2.60

Basic Weighted Average Number of Shares	73,040,187	73,756,062	73,036,072	74,320,712

Diluted Weighted Average Number of Shares	73,616,757	74,722,829	73,569,234	75,371,619

FISCAL YEAR 2026 GUIDANCE & OUTLOOK

The Company has established its FY26 guidance as follows, which supersedes all prior financial guidance statements made by the Company:

Financial Metric	FY25	FY26 Guidance [5]
Revenues
Year-Round Products	$4,307.2	$4,750 to $4,800
Seasonal Products	2,370.4	2,150 to 2,200
PA&A and OEM Engines	1,225.2	1,250 to 1,300
Total Company Revenues	7,902.8	8,150 to 8,300
Normalized EBITDA [1]	1,057.7	1,040 to 1,090
Normalized Earnings per Share - Diluted [1]	$4.86	$4.25 to $4.75
Net Income	64.6	430 to 470

Other assumptions for FY26 Guidance

• Depreciation Expenses Adjusted:	~$445M (Compared to $425M in FY25)
• Net Financing Costs Adjusted:	~$200M (Compared to $172M in FY25)
• Effective tax rate [1] [4]	~21% (Compared to 21.3% in FY25)
• Weighted average number of shares – diluted:	~73.8M shares (Compared to 74.6M in FY25)
• Capital Expenditures:	~$420M (Compared to $405M in FY25)
• Impacts of global tariffs	~$90M

[1] See “Non-IFRS Measures” section of this press release.

[2] Earnings per share is defined as “EPS”.

[3] Figures are on a continuing basis and prior periods reclassified accordingly

[4] Effective tax rate based on Normalized Earnings before Normalized Income Tax.

[5]

Please refer to the “Caution Concerning Forward-Looking Statements” and “Key Assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2026 guidance.

SECOND QUARTER RESULTS

The Company’s three-month period ended July 31, 2025 was marked by a slight increase in revenues compared to the three-month period ended July 31, 2024. The volume of shipments was comparable to last year as ORV deliveries were higher than last year’s quarter where the Company reduced network inventory levels, partially offset by lower PWC shipments. Gross profit and gross profit margin were also comparable to last year, driven by favourable impacts of pricing and production efficiencies, which were offset by unfavourable impacts of global tariffs mainly on PA&A.

The Company’s North American retail sales were down 11% for the three-month period ended July 31, 2025. The decrease stems from PWC market share loss in a softer industry and SSV market share loss due to lower non-current unit availability.

Revenues

Revenues increased by $77.1 million, or 4.3%, to $1,888.2 million for the three-month period ended July 31, 2025, compared to $1,811.1 million for the corresponding period ended July 31, 2024. The increase in revenues was primarily due to a higher volume of ORV and PA&A sold, as well as favourable pricing across all product lines. The increase was offset by a lower volume of PWC sold. The increase includes a favourable foreign exchange rate variation of $15 million.

●

Year-Round Products (59% of Q2-FY26 revenues): Revenues from Year-Round Products increased by $128.8 million, or 13.1%, to $1,113.8 million for the three-month period ended July 31, 2025, compared to $985.0 million for the corresponding period ended July 31, 2024. The increase in revenues from Year-Round Products was primarily attributable to a higher volume of units sold and favourable product mix across most product lines, as well as favourable pricing across all product lines. The increase was partially offset by a lower volume of units sold, unfavourable product mix and higher sales programs on 3WV. The increase includes a favourable foreign exchange rate variation of $8 million.

●

Seasonal Products (25% of Q2-FY26 revenues): Revenues from Seasonal Products decreased by $72.1 million, or 13.3%, to $469.7 million for the three-month period ended July 31, 2025, compared to $541.8 million for the corresponding period ended July 31, 2024. The decrease in revenues from Seasonal Products was primarily attributable to a lower volume of units sold in PWC and higher sales programs in Snowmobile. The decrease was partially offset by favourable product mix in PWC and favourable pricing across all product lines. The decrease includes a favourable foreign exchange rate variation of $2 million.

●

PA&A and OEM Engines (16% of Q2-FY26 revenues): Revenues from PA&A and OEM Engines increased by $20.4 million, or 7.2%, to $304.7 million for the three-month period ended July 31, 2025, compared to $284.3 million for the corresponding period ended July 31, 2024. The increase in revenues from PA&A and OEM engines was primarily attributable to a higher volume of PA&A sold and favourable pricing across all product lines. The increase also includes a favourable foreign exchange rate variation of $5 million.

North American Retail Sales

The Company’s North American retail sales decreased by 11% for the three-month period ended July 31, 2025 compared to the same period last year. The decrease is mainly explained by PWC market share loss in a softer industry and SSV market share loss due to lower non-current unit availability.

●

North American Year-Round Products retail sales decreased on a percentage basis in the high-single digits compared to the three-month period ended July 31, 2024. The Year-Round Products industry sales decreased on a percentage basis in the low-single digits over the same period.

●

North American Seasonal Products retail sales decreased on a percentage basis in the high-teens range compared to the three-month period ended July 31, 2024. The Seasonal Products industry sales decreased on a percentage basis in the mid-teens range over the same period.

Gross profit

Gross profit decreased by $1.6 million, or 0.4%, to $397.7 million for the three-month period ended July 31, 2025, compared to $399.3 million for the three-month period ended July 31, 2024. Gross profit margin percentage decreased by 90 basis points to 21.1% for the three-month period ended July 31, 2025, compared to 22.0% for the three-month period ended July 31, 2024. The gross profit and gross profit margin were comparable to last year, driven by favorable impacts of pricing and production efficiencies, which were offset by the unfavorable impacts of global tariffs mainly on PA&A. The slight decrease in gross profit includes a favourable foreign exchange rate variation of $7 million.

Operating Expenses

Operating expenses increased by $28.6 million, or 10.3%, to $307.3 million for the three-month period ended July 31, 2025, compared to $278.7 million for the three-month period ended July 31, 2024. The increase in operating expenses was mainly attributable to higher R&D expenses due to the recognition of R&D subsidies from prior years during the three-month period ended July 31, 2024, and higher G&A expenses due to a special long-term incentive program during the three-month period ended July 31, 2025. The increase was partially offset by lower restructuring and reorganization costs. The increase in operating expenses includes an unfavourable foreign exchange rate variation of $4 million.

Normalized EBITDA [1]

Normalized EBITDA [1] decreased by $21.7 million, or 9.2%, to $213.2 million for the three-month period ended July 31, 2025, compared to $234.9 million for the three-month period ended July 31, 2024. The decrease in Normalized EBITDA [1] was primarily due to higher operating expenses.

Net Income

Net income increased by $15.1 million, or 36.0%, to $57.1 million for the three-month period ended July 31, 2025, compared to $42.0 million for the three-month period ended July 31, 2024. The increase in net income was primarily due to a lower income tax expense mainly due to the recognition of tax incentives related to prior years. The increase was partially offset by lower operating income, resulting from higher operating expenses.

Net Loss from Discontinued Operations

Net loss decreased by $1.2 million, or 3.4%, to $(33.6) million for the three-month period ended July 31, 2025, compared to $(34.8) million for the three-month period ended July 31, 2024. The decrease in net loss was primarily due to a higher volume of units sold, lower sales programs, and lower operating costs.

[1] See “Non-IFRS Measures” section of this press release.

SIX-MONTH PERIOD ENDED JULY 31, 2025

Revenues

Revenues decreased by $76.0 million, or 2.0%, to $3,735.1 million for the six-month period ended July 31, 2025, compared to $3,811.1 million for the corresponding period ended July 31, 2024. The decrease in revenues was primarily due to a lower volume of units sold and higher sales programs across most product lines. The decrease was partially offset by higher volume of ATV sold, favourable product mix across most product lines and favourable pricing across all product lines. The decrease includes a favourable foreign exchange rate variation of $48 million.

Normalized EBITDA [1]

Normalized EBITDA [1] decreased by $128.3 million, or 23.7%, to $414.0 million for the six-month period ended July 31, 2025, compared to $542.3 million for the six-month period ended July 31, 2024. The decrease in Normalized EBITDA [1] was primarily due to lower gross profit.

Net Income

Net income increased by $133.6 million, or 158.1%, to $218.1 million for the six-month period ended July 31, 2025, compared to $84.5 million for the six-month period ended July 31, 2024. The increase in net income was primarily due to a favourable foreign exchange rate variation on the U.S. denominated long-term debt and to a lower income tax expense mainly due to the recognition of tax incentives related to prior years. The increase was partially offset by lower operating income.

Net Loss from Discontinued Operations

Net loss decreased by $40.2 million, or 47.5%, to $(44.5) million for the six-month period ended July 31, 2025, compared to $(84.7) million for the six-month period ended July 31, 2024. The decrease in net loss was primarily due to a higher volume of units sold, lower sales programs, and lower operating costs.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated net cash flows generated from operating activities totaled $373.1 million for the six-month period ended July 31, 2025, compared to $232.0 million generated for the six-month period ended July 31, 2024. The increase was mainly due to favourable changes in working capital and lower income taxes paid, partially offset by lower profitability. The favourable changes in working capital were the result of increased trade payables and accruals due to higher average payment terms and decrease in inventories. The favourable changes in working capital were partially offset by a reduction in account receivables and provisions level, resulting from a lower volume of units sold.

The Company invested $119.1 million of its liquidity in capital expenditures for the introduction of new products and modernization of the Company’s software infrastructure to support future growth.

During the six-month period ended July 31, 2025, the Company also returned $31.3 million to its shareholders through quarterly dividend payouts. The Company did not repurchase subordinate voting shares under its share repurchase programs.

Dividend

On August 28, 2025, the Company’s Board of Directors declared a quarterly dividend of $0.215 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on October 14, 2025 to shareholders of record at the close of business on September 30, 2025.

[1] See “Non-IFRS Measures” section of this press release.

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. ET, BRP Inc. will host a conference call and webcast to discuss its FY26 second quarter results. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 50511), please dial 1 800 717-1738 (toll-free in North America). Click here for International numbers.

The Company’s second quarter FY26 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines. Headquartered in Quebec, Canada, BRP had annual sales of CA$7.8 billion from over 130 countries and employed approximately 16,500 driven, resourceful people as of January 31, 2025.

www.brp.com

@BRPNews

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to the Company’s Fiscal Year 2026 Guidance & Outlook and related assumptions (including without limitation Revenues, Normalized EBITDA, Normalized Earnings per Share – Diluted, Net Income, Depreciation Expenses Adjusted, Net Financing Costs Adjusted, Effective Tax Rates, Weighted Average Number of Shares – diluted and Capital Expenditures), statements relating to the declaration and payment of dividends, statements about the Company’s current and future plans, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, including its continued focus on tight network inventory management, product mix, production and pricing efficiencies, sustained promotional efforts and proactive production management to maintain dealer value proposition, financial position, including its approach to foreign exchange fluctuations, market position, including expected market share volatility notably in light of fluctuating inventory levels from other OEMs, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, including softer industry demand trends and sustained promotional intensity and pricing actions, the expected demand for products and services in the markets in which the Company competes, the ongoing commitment to invest in research and product development activities and push the boundaries of innovation, including the expectation of regular flow of new product introductions and development of market-shaping products, the projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidity, the Company’s ability to complete its process for the sale of its Marine businesses as expected and to manage and mitigate the risks associated therewith, including the ability to separate the Marine businesses within the anticipated time periods, at expected cost levels and expected proceeds, the impact of the sale of the Marine businesses, including its ability to double down on Powersports and capitalize on market opportunities, and any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of the Company’s management’s discussion and analysis for Fiscal 2025 (“the 2025 MD&A”) for the fiscal year ended on January 31, 2025 and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission: the impact of adverse economic conditions including in the context of easing but still elevated interest and inflation rates; any decline in social acceptability of the Company and its products, including in connection with the broader adoption of electrical or low-emission products; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; the inability to attract, hire and retain key employees, including members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any failure of information technology systems, security breach or cyber-attack, or difficulties with the implementation of new systems, including the difficulties in the continued implementation of its ERP system; the Company’s reliance on international sales and operations including heightened concerns for global trade tensions with escalation in tariffs and other retaliatory measures; the Company’s inability to successfully execute its growth strategy; fluctuations in foreign currency exchange rates; unfavourable weather conditions and climate change more generally; the seasonal nature of the Company’s business and some of its products; the Company’s reliance on a network of independent dealers and distributors; any inability of dealers and distributors to secure adequate access to capital; any inability to comply with product safety, health, environmental, privacy matters and noise pollution laws; the Company’s large fixed cost base; any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure to carry proper insurance coverage; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to adjust to fluctuating customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and intangibles with indefinite useful life and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this Press Release, including without limitation the following assumptions: softer industries in both Seasonal and Year-Round Products and a continuously challenging macroeconomic environment; expected market share volatility; main currencies in which the Company operates will remain at near current levels; levels of inflation, which are expected to continue to ease; there will be no significant changes in tax laws or treaties applicable to the Company; the Company’s margins are expected to continue to be pressured by lower volumes; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize, and that the currently challenging macroeconomic and geopolitical environment in which it evolves may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Specifically, these assumptions do not incorporate the imposition of wide-ranging U.S. tariffs on all imports from Canada and Mexico and potential retaliatory tariffs. Given the fast-evolving situation and the high degree of uncertainty around the duration of a potential trade war, it is difficult to predict how the effects would flow through the economy. New tariffs could significantly affect the outlooks for economic growth, consumer spending, inflation and the Canadian dollar.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements.	Assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company.
Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, this measure considers the impact of investing activities, financing activities and income taxes on the Company’s financial results.
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements	Assist investors in determining the tax expense relating to the normalized items explained above, as they are considered not being reflective of the operational performance of the Company.
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense	Assist investors in determining the effective tax rate including the normalized items explained above, as they are considered not being reflective of the operational performance of the Company.
Normalized earnings per share – basic and diluted	Calculated by dividing the Normalized net income by the weighted average number of shares – basic and diluted	Assist investors in determining the normalized financial performance of the Company’s activities on a per share basis.
Free cash flow	Cash flows from operating activities less additions to PP&E and intangible assets	Assist investors in assessing the Company’s liquidity generation abilities that could be available for shareholders, debt repayment and business combination, after capital expenditure

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

The Company refers the reader to the tables below for the reconciliations of the non-IFRS measures presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables [2]

The following tables present the reconciliation of non-IFRS measures compared to their respective IFRS measures:

	Three-month periods ended		Six-month periods ended

(in millions of Canadian dollars)	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024

Net income	$57.1	$42.0	$218.1	$84.5
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	7.0	11.8	(121.6)	82.5
Costs related to business combinations [3]	3.3	3.8	6.4	7.0
Restructuring and related costs [4]	—	8.9	0.5	23.1
Special long-term incentive program [5]	4.4	—	4.4	—
Executive management transition cost [6]	2.5	—	2.5	—
Other elements [7]	1.0	—	1.4	0.9
Income tax adjustment [1] [8]	(8.4)	10.0	(10.2)	(1.0)

Normalized net income [1]	66.9	76.5	101.5	197.0
Normalized income tax expense [1]	(12.4)	10.8	3.4	52.6
Financing costs	50.5	50.1	97.1	98.7
Financing income	(3.3)	(4.0)	(4.6)	(5.8)

Depreciation expense adjusted [1]	111.5	101.5	216.6	199.8

Normalized EBITDA [1]	$213.2	$234.9	$414.0	$542.3

[1]	See “Non-IFRS Measures” section.

[2]	Figures are on a continuing basis and prior periods reclassified accordingly.

[3]	Transaction costs and depreciation of intangible assets related to business combinations.

[4]	Costs associated with restructuring and reorganization activities, which are mainly composed of severance costs.

[5]	Incremental fair value recorded as a result of a special long-term incentive program.

[6]	Includes the impact of accelerated vesting of executive management stock options.

[7]	Other elements include transaction costs associated with the sale of the Marine businesses and fees associated with the secondary offering that occurred during Fiscal 2025.

[8]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

The following table [2] presents the reconciliation of items as included in the Normalized net income [1] and Normalized EBITDA [1] compared to respective IFRS measures as well as the Normalized EPS – basic and diluted [1] calculation.

	Three-month periods ended		Six-month periods ended

(in millions of Canadian dollars, except per share data)	July 31, 2025	July 31, 2024	July 31, 2025	July 31, 2024
Depreciation expense reconciliation
Depreciation expense	$113.0	$102.9	$219.5	$202.6
Depreciation of intangible assets related to business combinations	(1.5)	(1.4)	(2.9)	(2.8)
Depreciation expense adjusted	$111.5	$101.5	$216.6	$199.8
Income tax expense reconciliation
Income tax expense	$(20.8)	$20.8	$(6.8)	$51.6

Income tax adjustment [3]	8.4	(10.0)	10.2	1.0
Normalized income tax expense [1]	$(12.4)	$10.8	$3.4	$52.6

Normalized EPS - basic [1] calculation
Normalized net income [1]	$66.9	$76.5	$101.5	$197.0
Non-controlling interests	0.8	(0.6)	0.9	(0.8)
Weighted average number of shares - basic	73,040,187	73,756,062	73,036,072	74,320,712
Normalized EPS - basic [1]	$0.93	$1.03	$1.40	$2.64

Normalized EPS - diluted [1] calculation
Normalized net income [1]	$66.9	$76.5	$101.5	$197.0
Non-controlling interests	0.8	(0.6)	0.9	(0.8)
Weighted average number of shares - diluted	73,616,757	74,722,829	73,569,234	75,371,619
Normalized EPS - diluted [1]	$0.92	$1.02	$1.39	$2.60

[1]	See “Non-IFRS Measures” section.

[2]	Figures are on a continuing basis and prior periods reclassified accordingly.

[3]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

The following table presents the reconciliation of consolidated net cash flows generated from operating activities to free cash flow [1].

	Six-month periods ended

(in millions of Canadian dollars)	July 31, 2025	July 31, 2024
Net cash flows generated from operating activities	$373.1	$232.0
Additions to property, plant and equipment	(115.5)	(165.3)
Additions to intangible assets	(18.4)	(15.5)
Free cash flow [1]	$239.2	$51.2
Free cash flow from continuing operations [1]	$301.9	$165.2
Free cash flow from discontinued operations [1]	$(62.7)	$(114.0)

[1]	See “Non-IFRS Measures” section.

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